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                                                               Exhibit 99.(o)

                     MORGAN STANLEY INSTITUTIONAL FUND, INC.
                     AMENDED RULE 18F-3 MULTIPLE CLASS PLAN
                                       FOR
                           CLASS A AND CLASS B SHARES

  Adopted September 20, 1995, Amended December 18, 1995, December 12, 1996, and
                                November 1, 2004

I.   INTRODUCTION.

     A. AUTHORITY. Pursuant to Rule 18f-3 (that became effective on April 1,
1995) under the Investment Company Act of 1940, as amended (the "1940 Act"), this Rule 18f-3 Multiple Class Plan (the "Plan") has been adopted by the Board of Directors (the "Board") of the Morgan Stanley Institutional Fund, Inc. (the "Fund"), including a majority of the Directors of the Fund who are not "interested persons" of the Fund as defined in the 1940 Act (the "Independent Directors").

     B. HISTORY. The Fund is entitled to rely on an exemptive order dated December 29, 1992, applicable to the Fund (Inv. Co. Act Release No. IC-19189) (the "Order"). On September 20, 1995, the Fund elected to rely on Rule 18f-3 rather than the Order, as permitted by Rule 18f-3 subject to certain conditions, and created a multiple class distribution arrangement for two classes of shares of the common stock of each of the series (each, a "Series") of the Fund. The multiple class distribution arrangement was effective on the date of effectiveness of the post-effective amendment to the Fund's registration statement that incorporated the arrangement which was December 31, 1995. The initial two classes of each Series were named the Class A Shares and Class B Shares.

    C. ADOPTION OF PLAN; AMENDMENT OF PLAN; AND PERIODIC REVIEW. Pursuant to Rule 18f-3, the Fund is required to create a written plan specifying all of the differences among the Fund's classes, including shareholder services, distribution arrangements, expense allocations, and any related conversion features or exchange options. The Board has created the Plan to meet this requirement. The Board, including a majority of the Independent Directors, must periodically review the Plan for its continued appropriateness, and must approve any material amendment of the Plan as it relates to any class of any Series covered by the Plan. This Plan must be amended to properly describe (through additional exhibits hereto or otherwise) each additional class of shares approved by the Fund's Board of Directors after the date hereof. Before any material amendment of the Plan, the Fund is required to obtain a finding by a majority of the Board, and a majority of the Independent Directors, that the Plan as proposed to be amended, including the expense allocations, is in the best interests of each class individually and the Fund as a whole.

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II.  ATTRIBUTES OF SHARE CLASSES

     A. The rights of each existing class of the Fund are not being changed hereby, and the rights, obligations and features of each of the classes of the Fund shall be as set forth in the Fund's Articles of Incorporation and Bylaws, as each such document is amended or restated to date, the resolutions that are adopted with respect to the classes of the Fund and that are adopted pursuant to the Plan to date, and related materials of the Board, as set forth in the Fund's minute books.

     B. With respect to any class of shares of a Series, the following requirements shall apply. Each share of a particular Series shall represent an equal PRO-RATA interest in the Series and shall have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations and terms and conditions, except that (i) each class shall have a different class designation (E.G., Class A, Class B, Class C, etc.); (ii) each class of shares shall separately bear any distribution expenses in connection with the plan adopted pursuant to Rule 12b-1 under the 1940 Act (a "Rule 12b-1 Plan"), if any, for such class (and any other costs relating to obtaining shareholder approval of the Rule 12b-1 Plan for such class, or an amendment of such plan) and shall separately bear any expenses associated with any non-Rule 12b-1 Plan service payments ("service fees") that are made under any servicing agreement, if any, entered into with respect to that class; (iii) holders of the shares of the class shall have exclusive voting rights regarding the Rule 12b-1 Plan relating to such class (E.G., the adoption, amendment or termination of a Rule 12b-1 Plan), regarding the servicing agreements relating to such class and regarding any matter submitted to shareholders in which the interests of that class differ from the interests of any other class; (iv) each new class of shares shall bear expenses associated with that particular class (except advisory or custodial fees), provided that such expenses are reasonably identified as specifically attributable to that class and the direct allocation to that class is approved by the Fund's Board of Directors ("Class Expenses") and (v) each class may have conversion features unique to such class, permitting conversion of shares of such class to shares of another class, subject to the requirements set forth in Rule 18f-3.

III. EXPENSE ALLOCATIONS

        Expenses incurred by a Series are allocated among the various classes of shares pro rata based on the net assets of the Series attributable to each class, except that 12b-1 service fees or Class Expenses relating to a particular class are allocated directly to that class.

        The methodology and procedures for calculating the net asset value and dividends and distributions of the various classes of shares of the Fund and the proper allocation of income and expenses among the various classes of shares of the Fund are required to comply with the Fund's internal control structure pursuant to applicable auditing standards, including Statement on Auditing Standards No. 55, and to be reviewed as part of the independent accountants' review of such internal control structure. The independent accountants' report on the Fund's system of internal controls required by

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Form N-SAR, Item 77B, is not required to refer expressly to the procedures for calculating the classes' net asset values.